Fax

LIBERTY INTERNATIONAL

03 DEC -9 7:21

Direct Line: 020 7887 7108
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	Kerin Williams	**Date:**	9 December 2003
Pages:	3		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached announcements made on the London Stock Exchange today. I would be grateful if you could acknowledge receipt of this announcement and transmittal letter.

03045101

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

Yours faithfully

Kerin Williams
Deputy Company Secretary

SUPPL

dw 12/17

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1 0BU
TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk

LIBERTY
INTERNATIONAL

<u>VIA FAX</u>

December 09, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
<u>File No. 82-34722</u>

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit two documents entitled: 'Schedule 11 Notification of Directors and Connected Persons'

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1H 0BT
TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk
REGISTERED IN ENGLAND NO 3685527 REGISTERED OFFICE 40 BROADWAY LONDON SW1H 0BT

File No. 82-34722

Schedule 11 Notification of Directors and Connected Persons

1	Name of company:	Liberty International PLC
2	Name of director:	Mr R A M Baillie
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	Mr R A M Baillie (119 shares) Dr E S Baillie (119 shares)
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	119 shares to be held by wife Dr E S Baillie
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	Conversion of £1,072 nominal 6.25% Convertible Bonds into Ordinary shares
7	Number of shares/amount of stock acquired:	238 shares
8	Percentage of issued class:	0.0001%
9	Class of security:	Ordinary Shares
10	Price per share:	450p
11	Date of transaction:	5 December 2003
12	Date company informed:	8 December 2003
13	Total holding following this notification:	5,965
14	Total percentage holding of issued class following this notification:	0.002%
15	Contact name for queries:	Kerin Williams 020 7887 7018
16	Name of company official responsible for making notification:	Kerin Williams Deputy Company Secretary

Date of Notification: 9 December 2003

File No. 82-34722

Liberty International PLC

Schedule 11 Notification of Directors and Connected Persons

1	Name of company:	Liberty International PLC
2	Name of director:	Mr J I Saggers
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of director named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	Mr J I Saggers
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For a PEP transactions please indicate whether general/single company PEP and if discretionary/non discretionary:	Sale
7	Number of shares/amount of stock sold:	2,500 shares
8	Percentage of issued class:	0.001%
9	Class of security:	Ordinary Shares
10	Price per share:	659p
11	Date of transaction:	8 December 2003
12	Date company informed:	8 December 2003
13	Total holding following this notification:	77,294
14	Total percentage holding of issued class following this notification:	0.025%
15	Contact name for queries:	Kerin Williams 020 7887 7108
16	Name of company official responsible for making notification:	Kerin Williams Deputy Company Secretary

Date of Notification: 9 December 2003